                                File No. 70-9131

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 3 TO
                          JOINT APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------------

                              COLUMBIA ENERGY GROUP
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                   COLUMBIA ENERGY POWER MARKETING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                         COLUMBIA ASSURANCE AGENCY, INC.
                      COLUMBIA ENERGY MARKETING CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                             ENERGY.COM CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3420

                          COLUMBIA ELECTRIC CORPORATION
                           TRISTAR CAPITAL CORPORATION
                       TRISTAR PEDRICK LIMITED CORPORATION
                       TRISTAR PEDRICK GENERAL CORPORATION
                     TRISTAR BINGHAMTON LIMITED CORPORATION
                     TRISTAR BINGHAMTON GENERAL CORPORATION
                      TRISTAR VINELAND LIMITED CORPORATION
                      TRISTAR VINELAND GENERAL CORPORATION
                       TRISTAR RUMFORD LIMITED CORPORATION
                     TRISTAR GEORGETOWN GENERAL CORPORATION



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                     TRISTAR GEORGETOWN LIMITED CORPORATION
                         TRISTAR FUEL CELLS CORPORATION
                              TVC NINE CORPORATION
                               TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.
                                  205 Van Buren
                                Herndon, VA 22070

                        COLUMBIA NATURAL RESOURCES, INC.
                                  ALAMCO, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                             900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                             12801 FairLakes Parkway
                             Fairfax, VA 22030-0146

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057
        -----------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
  -----------------------------------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)



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                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3420
                    -----------------------------------------
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:


M. A. CHANDLER, Vice President and
    Chief Financial Officer
Columbia Natural Resources, Inc.
Alamco, Inc.
Alamco-Delaware, Inc.
Hawg Hauling & Disposal, Inc.
Columbia Natural Resources Canada, Ltd.
900 Pennsylvania Avenue
Charleston, WV  25302

D. P. DETAR, Treasurer
Columbia Electric Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. TROST, Vice President
Columbia Energy Group Service Corporation
Columbia Energy Marketing Corporation
Columbia Assurance Agency, Inc.
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

P. R. ALDRIDGE, President
Columbia Deep Water Services Company
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. M. NORDIN, Treasurer
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

G. A. BARNARD, Treasurer and Controller
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services Corporation
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

E. D. HARVEY, JR., Assistant Treasurer
Columbia Energy Services Corporation
Columbia Energy Power Marketing Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. J. HARVEY, Treasurer
Energy.com Corporation
205 Van Buren Street, Suite 120
Herndon, VA 20170-5336

C. KADLIC, Assistant Controller
Columbia Service Partners, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

-------------------------------------------------
(Names and Addresses of Other Agents for Service)

        Columbia Energy Group(1) ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its nonutility subsidiaries hereby submit for filing this Amendment No. 3 to the Joint Application-Declaration on Form U-1 in File No. 70-9131 to amend and restate the Joint Application-Declaration in its entirety.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

        (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

        Columbia, a Delaware corporation and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Act, and its direct and indirect nonutility subsidiary companies (collectively, the "Group") are requesting Commission approval to update and expand the Group's existing consumer services authority.

        By order dated March 25, 1996, the Commission authorized Columbia to establish one or more direct or indirect subsidiaries to engage in the business of providing energy-related services to customers of local distribution companies ("LDCs") affiliated with Columbia and to customers of nonaffiliated LDCs that are served by Columbia's interstate natural gas transmission companies. In particular, the Commission approved the following consumer services:

        1) Safety Inspections -- Residential and small commercial business customers may be offered an array of energy assessment and energy-related safety inspections such as carbon monoxide and radon testing and wire safety checks;

        2) Appliance Financing -- The consumer services company may provide customer financing in the form of short-term loans to cover the period of installation of energy-related appliances until permanent financing can be obtained by the customer, or long-term loans for a period not to exceed the lesser of 10 years or the expected useful life of the equipment;
--------
(1) Columbia Energy Group, Columbia Energy Group Service Corporation, Columbia Electric Corporation and Columbia Energy Power Marketing Corporation are the new names of The Columbia Gas System, Inc., Columbia Gas System Service Corporation, TriStar Ventures Corporation and Columbia Power Marketing Corporation, respectively.



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        3) Billing Insurance -- The consumer services company, through a contractual arrangement with American Banker's Insurance Group or another vendor, may provide bill payment protection for customers up to $400 a month for six months should the customer become unemployed, disabled or die;

        4) Appliance Repair Warranty -- Customers may be offered an appliance repair service for their heating and air conditioning systems and other major appliances;

        5) Gas Line Repair Warranty -- Customers may be offered an opportunity to warrant against the cost of repair of faulty gas service lines located both within and external to the customer's location;

        6) Merchandising of Energy Related Goods -- Customers may be offered the opportunity to purchase energy-related devices such as water heaters, gas grills, gas logs and furnaces;

        7) Commercial Equipment Service -- Operators of commercial equipment may be offered a repair warranty program that would respond to faulty equipment;

        8) Bill Risk Management Products -- A variety of programs may be made available to gas customers interested in hedging energy price or consumption fluctuations;

        9) Consulting and Fuel Management Services -- Commercial and industrial customers may be offered advisory and/or management services regarding energy consumption and its measurement;

        10) Electronic Measurement Services -- Commercial and industrial customers may be offered a variety of enhanced measurement and billing services that will enable them to better monitor their energy consumption and expenditures.

The Commission further authorized the provision to end-use customers served by the Columbia LDCs or by LDCs that are served by the Columbia transmission companies with certain incidental services related to the consumption of energy and the maintenance of property by those end-users, where the need for the service arises as a result of, or evolves out of, the above services and the incidental services do not differ materially from the enumerated services. The order cites incidental services related to: maintenance, financing or sale (but not manufacture) of the energy-consuming equipment; the measurement, analysis, risk management or other services relating to the energy commodity itself; and the process by



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which the end-user arranges for delivery, acquires, consumes and pays for the energy commodity. The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996) (the "1996 Service Partners Order"). Columbia Service Partners, Inc. ("Service Partners") is currently the Columbia entity that is engaged in the above consumer services business.

        The 1996 Service Partners order is subject to certain limitations. Among other things, the order, which was issued prior to the adoption of Rule 58, limits customer financing authority, restricts the terms of billing insurance, limits the provision of services to customers of LDCs affiliated with Columbia and to customers of nonaffiliated LDCs that are served by Columbia's interstate natural gas transmission companies and requires that the revenues from sales in states served by Columbia's LDCs must exceed revenues from customers in all other states.(2) Columbia and Service Partners are asking the Commission to remove these limitations on the consumer services business previously authorized.

        In addition, Columbia wishes to expand its consumer services authority to enable it to offer a full range of services, through one or more, direct or indirect, existing or newly formed subsidiaries (collectively, the "Energy Services Company"), either independently or through a joint venture or an alliance with a nonassociate company to customers both domestically and world-wide. Consistent with the Commission's precedent, Columbia seeks authority, to the extent not previously granted, for the Energy Services Company to provide:

        --- Energy Management Services involving the marketing, sale, installation, testing, operation and maintenance of various products and services related to
----------

(2) It should be noted that other similarly-situated registered holding companies have not been so restricted. See, e.g., Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) (the "Cinergy Solutions Order") (no customer revenue restrictions on consumer services business), and New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (the Commission authorized the new registered holding company to provide to domestic customers, wherever located, various retail services including "energy analysis, project management, design and construction, energy efficient equipment installation and maintenance, facilities management services, environmental services and compliance, fuel procurement, and other similar kinds of managerial and technical services"). In addition, the Commission explicitly removed such geographic restrictions with respect to companies acquired pursuant to Rule 58, as well as with respect to businesses that could have been acquired pursuant to the rule.



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               the business of energy management and demand-side management, often on a turn-key basis. Energy Management Services may include energy and efficiency audits; facility design and process control and enhancements; construction, installation, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs, as contemplated by Rule 58(b)(1)(i). In addition, Energy Management Services may include the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures as approved by the Commission in the Cinergy Solutions Order in connection with energy-related needs. The Energy Services Company also may provide conditioned power services, that is, services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment, again as approved in the Cinergy Solutions Order.

        --- Retail Services. The Energy Services Company may also provide service line repair and extended warranties with respect to all of the utility or energy-related service lines internal and external to a customer's premises, and other similar or related services, including surge protection. See the Cinergy Solutions Order. The Energy Services Company may also provide centralized bill payment centers for "one stop" payment of all utility and municipal bill and related services, and annual inspection, maintenance and replacement of any utility or energy-related equipment or appliances. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26363 (Aug. 28, 1995) (the "1995 CNG Order"). Columbia also proposes to offer marketing services to associate and nonassociate businesses in the form of bill insert and automated meter-reading services. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (Aug. 27, 1997) (the "1997 CNG Order"). To the extent such services are provided to associate public utility companies, they will be rendered at cost in accordance with Section 13 and the rules thereunder. Columbia requests that the Commission reserve jurisdiction over the provision of Retail Services outside of the United States, pending completion of the record.



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        ---    Performance Contracting Services and the provision of related systems. Performance contracting is a service that combines engineering and financial expertise to develop cost reduction strategies that will enable customers to realize energy and other resource efficiency goals. These services, which can be implemented on a start-up or retrofit basis, usually entail design, engineering, installation and measurement services, with a guarantee of operational and energy-related savings to ensure that the customer is achieving the projected results. Specific functions may include process control, fuel management and asset management services, in respect of energy-related systems, facilities and equipment, including distribution systems and substations, transmission, storage and peak-shaving facilities, gas supply and/or electric generation facilities (stand-by generators and self-generation facilities), boilers, chillers (refrigeration and coolant equipment), alarm/warning systems, HVAC, water and lighting systems which are located on or adjacent to the premises of a customer and used by that customer in connection with its business activities, as well as environmental compliance, energy supply and building automation systems and controls, as authorized in the Cinergy Solutions Order. In particular, asset management services will include: development; engineering; design; construction and construction management; pre-operational start-up testing and commissioning; long-term operations and maintenance, including system overhaul; load control and network control; fuel procurement, transportation and storage; fly-ash and other waste disposal; management and supervision; technical, training and administrative support; and any other managerial or technical services required to operate, maintain and manage energy-related assets physically associated with customer premises or to operate, maintain and manage independent power projects and district thermal energy systems. Without obtaining the prior approval of the Commission in a separate filing, Energy Services Company will not undertake any asset management service if, as a result thereof, Energy Services Company would become a "public utility company" within the meaning of the Act. The Energy Services Company may also provide Performance Contracting Services to qualifying and non-qualifying cogeneration and small power production facilities under the Public Utility Regulatory Policies Act of 1978. See Rule 58(b)(1)(viii). Columbia requests that the Commission reserve jurisdiction over the provision of Performance Contracting Services outside of the United States, pending completion of the record.



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        ---    Municipality Management Services. These include asset management services for municipalities and electric cooperatives, as permitted under the Cinergy Solutions Order. In addition, the Energy Services Company may act as agent for energy management matters, including the operation and dispatch of generating facilities, for municipalities and utility cooperatives. See Louis Dreyfus Electric Power, SEC No-Action Letter (April 8,
               1996) (energy management activities for a municipality were not utility operation). Columbia requests that the Commission reserve jurisdiction over the provision of Municipality Management Services outside of the United States, pending completion of the record.

        --- Consulting Services with respect to energy- and gas-related matters for associate and nonassociate companies, and individuals. The Consulting Services include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services. See the Cinergy Solutions Order; see also Rule 58(b)(1)(vii). To the extent such services are provided to associate public utility companies, they will be rendered at cost in accordance with Section 13 and the rules thereunder.

        --- Monitoring and Response Services for, among other things, fire, security, building automation and critical application processes. The Energy Services Company may offer products and services to be used in connection with energyand gas-related activities. Such products and services will enhance safety, increase energy/process efficiency, or provide energy-related information, such as security systems (including, but not limited to, carbon monoxide, smoke and fire detectors, and fire extinguishers), as well as repair services in connection with such problems as carbon monoxide leaks and faulty equipment wiring. Such services may involve the operation of call/dispatch centers for associate and nonassociate companies in connection with the provision of goods and services as described in this application or otherwise authorized for members of the Group under the Act. These products are an extension of, and in connection with, the Safety Inspections that were authorized in the 1996 Service Partners Order. The Commission has approved similar activities for other registered



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               holding companies. See, e.g., the 1997 CNG Order. Columbia requests that the Commission reserve jurisdiction over the provision of Monitoring and Response Services outside of the United States, pending completion of the record.

        --- Energy Peaking Services via propane-air/LNG. This involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand. propane-air (a mixture) or liquefied natural gas ("LNG"), stored nearby or on-site, are fuel sources for such back-up services. The Commission has previously authorized registered holding companies to provide propane services. See the 1995 CNG Order. Columbia requests that the Commission reserve jurisdiction over the provision of Energy Peaking Services outside of the United States, pending completion of the record.

        --- Project Development and Ownership involving the installation and ownership of gas-fired turbines for on-site generation and consumption of electricity. See the 1995 CNG Order. Columbia requests that the Commission reserve jurisdiction over the provision of Project Development and Ownership Services outside of the United States, pending completion of the record.

        --- Customer Appreciation/Retention Programs intended to promote good will and thereby consolidate the customer base for Columbia's nonregulated activities. Such programs could include the offering of prepaid phone cards or affinity cards with which cardholders could accumulate credits to be applied to the purchase of goods and services from Columbia and its affiliates. Such programs are anticipated to result in nominal revenues for Columbia and its affiliates. Rather, the benefits will be in the form of enhanced customer relationships. The applicants believe that activities to promote good will and thereby consolidate and expand the customer base for Columbia's nonregulated activities are in the ordinary course of business of a registered holding company, and so should be permitted under Section 9(c)(3) of the Act. Columbia requests that the Commission reserve jurisdiction over the provision of Customer Appreciation/Retention Programs outside of the United States, pending completion of the record.

        --- Other Energy-Related Goods and Services related to the categories of services listed above, as well as those approved in the 1996 Service Partners Order. The proposed incidental products and services would be closely related to the



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               consumption of energy and/or the maintenance of energy consuming property by customers. The need for such products and services would arise as a result of, or evolve out of and not differ materially from, the services approved in the 1996 Service Partners Order or proposed in this application. The proposed incidental goods and services would not involve the manufacture of energy-consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment. See the 1997 CNG Order.

Provision of the above goods and services, which are closely related to the system's core energy business, is intended to complement Columbia's existing consumer services authority in furtherance of Columbia's goal to become a full-service energy provider. No company in the Columbia group of companies will undertake any such activity without further Commission approval if, as a result thereof, it would become a public utility company within the meaning of the Act.

        Columbia may undertake the proposed business activities through one or more existing or newly-formed, direct or indirect, subsidiaries. In addition, it is contemplated that Columbia, directly or through its subsidiary companies, may acquire, directly or indirectly, the securities or an interest in the business of nonassociate companies that derive substantially all of their revenues from the above activities. See the Cinergy Solutions Order.

        Columbia seeks authority for the Energy Services Company to provide financing to, or broker nonassociate third-party financing for, customers in connection with all of its authorized consumer services. Financing would also be available for purchases by the Group's utility customers of energy-related equipment from a nonassociated third party. Customer financing may take the form of, among other things, direct loans, leases, installment purchase arrangements and loan guarantees. Interest on loans and imputed interest on lease payments will be secured or unsecured. Any obligations acquired from customers may be assigned to banks, leasing companies or other financial institutions, with or without recourse. See the Cinergy Solutions Order.

        Columbia asks the Commission for authority to invest up to $250 million through December 31, 2003 in connection with the provision of the energy services described in this application within the United States and up to $50 million, through December 31, 2003, in connection with the provision of the energy services described in this application outside of the United States. Columbia asks the Commission, consistent with its decision in the Cinergy Solutions Order, to permit the provision of the following services outside of the United States:



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

Energy Management Services, Consulting Services and related customer financing. Also consistent with the Cinergy Solutions Order, Columbia asks the Commission to reserve jurisdiction over the provision of the remaining energy services described in this application outside of the United States, pending completion of the record.

        Columbia represents that it will not seek recovery through higher rates to customers of the Group's public utility company subsidiaries to compensate it for any losses the Energy Services Company may sustain, increased operating costs, or inadequate returns the Energy Services Company may realize, resulting from the proposed consumer services.

        It is contemplated that the Columbia local distribution companies will assist the Energy Services Company with customer billing, accounting and other energy-related services for consumer services offered to the Group's utility customers. The use of such personnel by the Energy Services Company will not impair the Group's utility service. If, at any time, the utility staff levels are not adequate to handle these extra responsibilities, staff will be added to the Energy Services Company to meet the increased demand. All services between the Group utilities and the Energy Services Company will be billed at cost in accordance with Section 13(b) of the Act and Rules 87, 90 and 91 thereunder. See the 1996 Service Partners Order. To the extent permitted by law, the Consumer Services Companies, including Service Partners, may compete with other companies in the Columbia Group.

                                    * * * * *

        Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates an indefinite period as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

        Columbia proposes to file, within 45 days after the end of each calendar quarter, a Rule 24 statement that includes:

        (1) a narrative report of business activities for the quarter, separately identifying and providing information with respect to activities conducted by the



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        Energy Services Company in each of its lines of business, namely, Energy
        Management Services, Retail Services, Performance Contracting Services, Municipality Management Services, Consulting Services, Monitoring and Response Services, Energy Peaking Services, Project Development and Ownership, Customer Appreciation/Retention Programs and Other Energy-Related Goods and Services;

        (2) a description of any services received by the Energy Services Company from the LDCs and the aggregate dollar value thereof;

        (3) unaudited financial information, including an income statement, balance sheet and cash flow statement for any entity formed or acquired pursuant to the requested authority and a summary of any nonexempt guarantees of the Energy Services Company's then-outstanding debt or other obligations, including the aggregate amount thereof; and

        (4) copies of any memorandum of understanding or contract pursuant to which the Energy Services Company engages in long-term operation, load control or network control of any electric generation, transmission or distribution facility.

                                    * * * * *

        The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

        (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

        Service Partners is a wholly-owned subsidiary of Columbia Energy Services Corporation, which is a wholly-owned nonutility subsidiary of Columbia.



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

        (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

        Not applicable.

        (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

        Not applicable.


ITEM 2. FEES, COMMISSIONS AND EXPENSES

        (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with
the preparation of the Application-Declaration . . . . . . . . . . . . . . .   $8,000.00
                                                                               =========

        (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

        Legal services in connection with the subject application-declaration have been rendered by the Columbia Energy Group Service Corporation at cost.





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

ITEM 3. APPLICABLE STATUTORY PROVISIONS

        (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

        Sections 9(a)(1) and 10 are applicable to the requested expansion of the Group's existing consumer services authority.

        Sections 6(a), 7, 9(a)(1) and 10 are applicable to the formation and capitalization of any new Energy Services Company.

        Sections 6(a), 7 and 12 and Rules 43 and 45(a) are applicable to the participation by Energy Services Company in the Money Pool.

        Section 13 and Rules 80 through 91 thereunder are applicable to any intrasystem services, sales and construction contracts in connection with the requested authorization.

        Rule 54 is applicable because this matter does not involve a financing for the purpose of acquiring an exempt wholesale generator or foreign utility company.

        (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

        Not applicable.


ITEM 4. REGULATORY APPROVAL

        (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

        The proposed transactions are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.



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

        (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

        Not applicable.

ITEM 5. PROCEDURE

        (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

        It is requested that the Commission issue its Notice by February 20, 1998, and its order on or before April 30, 1998.

        (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

        Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        (a) Exhibits

            F. Opinion of Counsel for Columbia and Subsidiaries


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

                (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42

U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

        The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

        (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

        No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

        The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

        COLUMBIA ENERGY GROUP

DATE:   April 29, 1998                by: //s//M. W. O'Donnell
                                      ------------------------------------------
                                      M. W. O'Donnell, Senior Vice President
                                      & Chief Financial Officer


        COLUMBIA DEEP WATER SERVICES COMPANY

DATE:   April 29, 1998                by: //s//P. R. Aldridge
                                      ------------------------------------------
                                      P. R. Aldridge, President

        COLUMBIA NATURAL RESOURCES, INC.
        ALAMCO, INC.
        ALAMCO-DELAWARE, INC.
        HAWG HAULING & DISPOSAL, INC.
        COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE:   April 29, 1998               by: //s//M. A. Chandler
                                     -------------------------------------------
                                     M. A. Chandler,
                                     Vice President and Chief Financial Officer




        COLUMBIA NETWORK SERVICES CORPORATION
        CNS MICROWAVE, INC.
        COLUMBIA GULF TRANSMISSION COMPANY
        COLUMBIA GAS TRANSMISSION CORPORATION
        COLUMBIA PROPANE CORPORATION
        COLUMBIA ENERGY GROUP SERVICE CORPORATION
        COLUMBIA LNG CORPORATION
        COLUMBIA ATLANTIC TRADING CORPORATION
        COLUMBIA ENERGY SERVICES CORPORATION
        COLUMBIA ASSURANCE AGENCY, INC.
        COLUMBIA ENERGY MARKETING CORPORATION
        COLUMBIA ENERGY POWER MARKETING CORPORATION
        COLUMBIA SERVICE PARTNERS, INC.
        TRISTAR CAPITAL CORPORATION
        COLUMBIA ELECTRIC CORPORATION
        TRISTAR PEDRICK LIMITED CORPORATION
        TRISTAR PEDRICK GENERAL CORPORATION
        TRISTAR BINGHAMTON LIMITED CORPORATION
        TRISTAR BINGHAMTON GENERAL CORPORATION
        TRISTAR VINELAND LIMITED CORPORATION
        TRISTAR VINELAND GENERAL CORPORATION
        TRISTAR RUMFORD LIMITED CORPORATION
        TRISTAR GEORGETOWN GENERAL CORPORATION
        TRISTAR GEORGETOWN LIMITED CORPORATION

        TRISTAR FUEL CELLS CORPORATION
        TVC NINE CORPORATION
        TVC TEN CORPORATION
        TRISTAR SYSTEM, INC.

DATE:   April 29, 1998                by: //s//J. W. Trost
                                      ------------------------------------------
                                      J. W. Trost, Vice President












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